BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

March 11, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Forms 10-K for the fiscal years ended June 30, 2010 and
June 30, 2009
Forms 10-Q for the periods ended December 31, 2010, September 30,
2010, March 31, 2010, December 31, 2009 and September 30, 2009
File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 10, 2011 (the “Comment Letter”) to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the Form 10-K for the Years Ended June 30, 2010 (the “2010 10-K”) and June 30, 2009 (the “2009 10-K”) filed on September 28, 2010 and September 9, 2009, respectively and the Form 10-Q for the periods ended December 31, 2010 (the “December 31, 2010 10-Q”), September 30, 2010 (the “September 30, 2010 10-Q”), March 31, 2010 (the “March 31, 2010 10-Q”), December 31, 2009 (the “December 31, 2009 10-Q”) and September 30, 2009 (the “September 30, 2009 10-Q”) filed on  February 14, 2011, November 15, 2010, May 14, 2010, February 12, 2010 and November 16, 2009, respectively (collectively, the “10-Q”).   The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 2010 10-K, 2009 10-K or 10-Q, as applicable.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

General

1.	In some of our comments we may ask for an amendment to your filings. Please consider waiting to file this amendment until the comment process is complete.

Response:   The Company acknowledges the Staff’s request. The Company intends to await the Staff’s response to this letter before filing any amendments to the reports that are the subject of the Comment Letter.

Item 1. Business

Overview, page 2

2.
We note that you expect the Phase II Changxing Facility to add about 45,000 square meters of additional floor space to your new manufacturing facility. Please revise to disclose the expected production capacity of Phase II.

Response:   In response to the Staff’s comment, the Company proposes to add the following clause to the last sentence of the third paragraph on page 2:

“…with a maximum production capacity of approximately 6,667 km of cable per year.”

Top 5 Customers for the Fiscal Year Ended June 30, 2010, page 7

3.
We note that only one of your top five customers for the fiscal year ended June 30, 2009 remained one of your top five customers for the fiscal year ended June 30, 2010. Please revise to discuss the reason for this change.

Response:  In response to the Staff’s comment, the Company proposes to add the following paragraph beneath the Top 5 Customers Tables on page 7:

“In light of our increased production capacity due to the completion of the Phase II Changxing Facility, in April 2010, we adjusted our sales strategy to increase our focus on larger customers that desire higher volumes of our products.  As a result, in fiscal 2010 we experienced increased total revenue, much of which was derived from sales to these larger customers. This shift in sales strategy resulted in a change in our top five customers in fiscal 2010 as compared to fiscal 2009.”

Growth Strategy, page 7

4.
On page 8, you state that you plan to enter into new markets like the submarine and new energy cable markets. Please revise to discuss whether you have the capability to expand into these new markets and discuss the actions you have taken to commence this expansion.

Response:  In response to the Staff’s comment, the Company proposes to add the following text at the end of the section entitled “Increase focus on high-margin specialty products” on page 8:

“We currently possess the technology and know-how to produce these new cable products. With regard to submarine cable, however, we likely will be required to make significant additional expenditures to execute this element of our strategy.  Such expenditures may include acquisition of land rights close to the coast, construction of a separate production facility on such site and hiring of additional personnel.  Such expenditures will require us to obtain additional financing, the success of which cannot be assured.”

Research and Development, page 8

5.	Please advise us as to the nature of the relationship between your company and Dalian University of Technology.

Response:  In response to the Staff’s comment, the Company proposes to add the following sentence at the end of the second paragraph of this section:

“The general framework for our cooperative partnership with the Dalian University of Technology is set forth in an agreement dated July 10, 2009 (the “Cooperation Agreement”).  Pursuant to the Cooperation Agreement, which has a three year term and may be terminated by either party at any time, we agree to collaborate with the Dalian University of Technology on a project basis.  We have no financial obligations under the Cooperation Agreement but may fund projects at our discretion.”

Government Regulation, page 13

6.	Please revise to disclose whether you are in compliance with the PRC SAFE regulations you discuss on page 13.

Response:  In response to the Staff’s comment, the Company proposes to add the following disclosure at the end of the first paragraph of this section:

“The PRC domestic residents that were former shareholders of the WFOE fully complied with the SAFE regulations and have duly registered with the SAFE in accordance with the public notice.”

Corporate History and Structure, page 14

7.	Clarify in future filings what the dotted line arrow from WFOE to Dalian Befut represents.

Response:  In response to the Staff’s comment, the Company will indicate in its future filings that the dotted line from WFOE to Dalian Befut represents Dalian Befut’s status as a “captive” manufacturer of WFOE pursuant to certain OEM Agreements.

Item 1A. Risk Factors

Fluctuating copper prices impact our business and operating results, page 16

8.
Please revise to explain how higher copper prices increase demand for your products and lower copper prices decrease demand. In this regard, we note your statement that you seek to pass price increases and decreases onto your customers.

Response:  In response to the Staff’s comment, the Company proposes to revise the relevant risk factor to read as follows:

“Copper is the principal raw material used in the manufacture of our products.  The copper industry is highly volatile and cyclical in nature. Copper prices, which have increased over the past several years followed by more recent sharp declines, have varied significantly and may vary significantly in the future. This affects our business both positively and negatively, as higher copper prices generate higher sales for us since we pass the incremental costs onto our customers, while lower copper prices will reduce the sales price of our products.  The price of copper is influenced by factors including general economic conditions, industry capacity utilization, import duties and other trade restrictions. We cannot predict copper prices in the future or the effect of fluctuations in the costs of copper on our future operating results.  In accordance with customary practice in our industry, we seek to mitigate the impact of changing raw material prices by passing price increases and decreases onto our customers by adjusting our prices to reflect changes in raw material prices. We may not be able to adjust our product prices rapidly enough in the short-term to recover the costs of increases in raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.”

Shortages or disruptions in the availability of raw materials . . . . page 17

9.
You state, “The macro-economic factors . . . have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future.” This statement appears to conflict with your statements on page 6 that you “have not experienced any raw material shortages in the past” and that you “do not believe that [you] will experience any raw material shortages in the foreseeable future.” Please advise.

Response: The Company’s disclosure on page 6 is accurate. The statements in the risk factor on page 17 regarding shortages in supply were intended as a general statement about supply shortages in the industry, and not as a statement about the Company’s supply history. To eliminate any ambiguity, we propose to replace the sentence on page 17 with the following sentence:

“These macro-economic factors, together with labor and other business interruptions experienced by certain raw material suppliers, have contributed to periodic shortages in the supply of raw materials to other industry participants.  Likewise, we could suffer shortages in the future, although we have do not expect shortages of any material nature in the foreseeable future.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

10.
As discussed in your risk factors on page 25 as well as in your disclosure on page F-6, we note that although you have no direct ownership interest in Dalian Befut nor do you have voting control of shares of Dalian Befut, you control and therefore consolidate Dalian Befut pursuant to a series of agreements. Please revise future filings to expand Management’s Discussion and Analysis (MD&A) to discuss the risks and uncertainties surrounding management’s ability to control Dalian Befut via these agreements. This discussion should also describe the cash flows and their forms (e.g., royalties, management fees) and the restrictions, if any, as they move through the various subsidiaries up to BEFUT.  Please show us in your supplemental response what your future filing revisions will look like.

Response:  In response to the Staff’s comment, the Company proposes to revise its MD&A in its future filings to include a section to read as follows:

“OEM Agreements

We conduct substantially all of our operations through, and generate substantially all of our revenues from Dalian Befut, pursuant to an Original Equipment Manufacturer Agreement, an Intellectual Property Rights License Agreement and a Non-competition Agreement (collectively, the “OEM Agreements”).  We have no direct ownership interest in Dalian Befut nor do we have voting control of any shares of Dalian Befut.  As a result, these OEM Agreements may not be as effective in providing us with control over Dalian Befut as direct ownership of Dalian Befut would be.  For example, Dalian Befut may breach the OEM Agreements by deciding not to manufacture products for WFOE, and consequently the Company.  In the event of any such breach, we would have to rely on legal remedies under PRC law, which may not always be available or effective to enforce our rights, particularly in light of uncertainties in the PRC legal system.  To mitigate such a risk, WFOE has the exclusive right under the OEM Agreements, exercisable in its sole discretion, to purchase all or part of the assets and/or equity of Dalian Befut.”

Results of Operations, page 34

11.
Please revise your MD&A in future filings to provide more robust analysis and quantification of each of the factors contributing to material fluctuations where more than one factor is involved. For example, please revise to quantify, if possible, the extent to which fluctuations in your sales were attributable to changes in sales prices per unit as compared to changes in volume. Please also separately quantify, where possible, the impact to your results of operations, financial condition and liquidity as a result of any material acquisitions during the periods presented. Refer to Items 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what your future filing revisions will look like.

Response:  In response to the Staff’s comment, the Company proposes to revise the Results of Operations – Sales section of its MD&A in its future filings to read as follows:

“Sales

Our sales for the fiscal year ended June 30, 2010 were $31,258,662, an increase of $11,949,723, or 61.9%, as compared to the fiscal year ended June 30, 2009.   Approximately $734,777, or 6.2% of the 61.9% increase, is attributed to increased sales from our switch appliance business. The remaining 55.7% increase in our sales was primarily due to three factors: (i) significantly increased demand for our traditional cables and specialty cables from new and existing customers as compared to the demand in fiscal 2009, (ii) an approximately 18.6% increase in our sales due to the increase in our annual production capacity after we relocated our production facilities to the Phase I Changxing Facility at the end of 2009, and (iii) an approximately 37.1% increase on the prices of many of our cable products as the result of the increase in the average price of copper, our primary raw material, in the fiscal year ended June 30, 2010, which we passed on to our customers.”

The Company increased its equity investments in Befut Zhong Xing and Dalian Yuansheng in July 2010, small equity acquisitions which the Company does not believe have a material  impact on the Company’s results of operations, financial condition and liquidity.  Therefore, the Company proposes no changes in this regard should be made to its MD&A in its future filings.

12.
We note the risk factor on page 23 regarding the fact that fluctuations of the Renminbi may materially and adversely affect your cash flows, revenues and financial condition. Please expand the appropriate sections of your MD&A to address the impact that any material fluctuations in the Renminbi during the periods presented had on your financial statements or liquidity.

Response:  In response to the Staff’s comment, the Company proposes to add in its future filings the following paragraph to its MD&A disclosure:

 “During the 12 month period ended June 30, 2010, the U.S. Dollar and RMB exchange rate fluctuated from 6.8325 RMB to 1 U.S. Dollar to 6.7909 RMB to 1 U.S. Dollar, an increase of  0.6% in the value of the RMB.  As a result of the minimum appreciation of the RMB during this period, the Company believes that currency fluctuations have not had a material impact on the Company’s cash flows, revenues and financial condition.”

Outlook, page 36

13.	We note the disclosure in the second and third bullet points. Please provide us with the basis for the revenue and client figures.

Response:  The Company’s annual revenue projection of $150 million assumes that (i) it will meet its target to increase its annual production at the Phase I Changxing Facility from 2,400 to its maximum capacity of approximately 4,000 km of cable per year, representing annual revenues of approximately $90 million, as it shifts its focus to large volume customer orders and (ii) it will achieve annual production at the Phase II Changxing Facility of at least 1,600 km of cable per year, representing annual revenues of approximately $60 million, out of its maximum capacity of 6,667 km of cable per year (as earlier disclosed).  This projection further assumes timely completion and operation of the Phase II Changxing Facility.

The Company had 23 large customers in fiscal 2010 with average annual specialty cable orders of at least $7 million.  In addition, the Company has relationships with at least 14 potential customers that also qualify as “large” customers.  Based on discussions and sales orders with its new and existing large customers, the Company believes its sales can reach approximately $45 million for fiscal 2011.  The Company’s  increased production capacity, industry reputation and the increased demand in wire and cable market are also expected to contribute to higher sales for the Company in 2011.

14.
At the top of page 37, you state that you intend to consummate a debt and/or equity financing, if available on acceptable terms, to support the high level of growth, you expect in fiscal 2011. Please revise to disclose how much additional financing you estimate you will need to support your expected growth. In responding to this comment, please be sure to address the source of funds and the amount needed in fiscal 2011 to facilitate construction of your new facility. Additionally, please disclose your plans if you are unable to consummate debt and/or equity financing on acceptable terms.

Response:  In response to the Staff’s comment, the Company intends to delete the last sentence of the fourth bullet under “Outlook” and the following text:

“To support the high level of growth we expect in fiscal 2011, we intend to seek debt and/or equity financing in the range of $20 million if we can obtain terms acceptable to us.  Proceeds will be used for strategic acquisitions and working capital needs.  If we are unsuccessful obtaining such financing, we still anticipate organic growth from operations and will rely on our working capital to fund our growth.”

Liquidity and Capital Resources, page 37

15.
In the first bullet point on the top of page 37, you indicate that your working capital as of June 30, 2010 was approximately $20 million. This amount is inconsistent with both the $7.2 million of working capital disclosed in the table on the middle of page 37 and based on the amount current assets and current liabilities presented in your audited financial statements. Please address for us supplementally if you believe your $7.2 million of actual working capital is sufficient to meet the financing needs of your recent developments. Also please revise your discussion in future filings to correct this apparent typographical error.

Response:  In response to the Staff’s comments, the Company intends to revise the amount of working capital to indicate $7.2 million in the first bullet point on the top of page 37, which is consistent with both the $7.2 million of working capital disclosed in the table on the middle of page 37 and based on the amount current assets and current liabilities presented in the audited financial statements.  The revised bullet point will be presented as follows:

•
“At June 30, 2010, our working capital was approximately $7.2 million, which we believe to be sufficient to meet the financing needs of our recent developments. In 2009, we secured a $14.6 million long-term loan from China Development Bank Corporation, primarily to finance the Changxing Island Project. To support the high level of growth we expect in fiscal 2011, we intend to consummate a debt and/or equity financing, if we can obtain terms acceptable to us.”

The Company believes its working capital is sufficient to meet the financial needs for its recent development.

Critical Accounting Policies and Use of Estimates, page 39

16.	Please show us how you will revise your accounts receivable accounting policy in future filings both here and throughout your filing as necessary, to address the following:

•	Explain your standard payment terms with customers;
•
Describe in detail how your collection experience has supported reserves of 3-10% on accounts receivable balances outstanding more than one year. It is unclear how you determined that the collection of 90% of receivables aged more than two years is reasonably assured;

•	Disclose your policies for recognizing revenue associated with customers that have significant unpaid accounts receivable balances, especially those with balances aged more than one year; and
•
Quantify the dollar amount of your receivables aged less than one year, 1 -2 years and more than two years as of June 30, 2010. Please also quantify the dollar amount of allowance for doubtful accounts associated with these specific receivables.

Response: In response to the Staff’s comments, the Company proposes to revise its MD&A and financial statement footnotes in its future filings by revising the Accounts Receivable accounting policy to read as follows:

“Accounts Receivable

Accounts receivable are recorded net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. Periodically management assesses customer credit history and relationships as well as performs accounts receivable aging analysis. Based on the results, management determines whether certain balances are deemed uncollectible at the end of period. Using its past collection experience, the Company reserves 0.3% of accounts receivable balances that have been outstanding for less than one year, 3% of accounts receivable balances that have been outstanding for more than one year but less than two years, and 10% of accounts receivable balances that have been outstanding for more than two years. The payment terms for our sales are accounts receivable and advance payments, the turn-over days for accounts receivable was 103 days for the fiscal year ended June 30, 2010. Considering the collection of receivables aged more than one years, we have subsequent settlement after the year ended June 30, 2010. We generally do not conduct further business with customers that have significant unpaid accounts receivable balances beyond 12 months, unless we receive advance payments from such customers. As of the fiscal year ended 2010, the amount of our receivables aged less than one year, 1-2 years and more than two years was $7,540,663, $1,684,242 and $150,700 respectively.

At June 30, 2010 and 2009, the Company had accounts receivable of $9,292,310 and $8,560,592, net of allowance for doubtful accounts of $83,295 and $20,222, respectively.”

17.
It appears that your decision to consolidate of all the entities described on page F-6 is critical to your financial statements. Please show us how you will revise your critical accounting policies in future filings to identify consolidation as a critical accounting policy and provide a comprehensive understanding of management’s judgments as to how the contractual arrangements allow for consolidation of each of the entities described on page F-6. Ensure your revised disclosures identify and address the appropriate U.S. GAAP literature that you relied on.

Response:   For the reasons set forth below, the Company believes that it is eligible under ASC 810-10-15-14 B.1. to consolidate Dalian Befut as its variable interest entity, or VIE.  Pursuant to ASC 810-10-15-14, an entity is deemed to be a VIE, and thus to be consolidated by its primary beneficiary, if, by intention, any one of the following conditions is present:

A.
The total equity investment at risk in the legal entity to be consolidated is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, including equity holders; or

B.	As a group, holders of the equity investment at risk lack any one of the following characteristics of a controlling financial interest:

1.	The power, through voting rights or similar rights to direct the activities of an entity that most significantly impact that entity’s economic performance.

2.
The obligation to absorb the expected losses of the legal entity. Such an obligation does not exist if the shareholders/investors are directly or indirectly protected from losses or are guaranteed a return on their investment by the legal entity itself or by other parties involved with the legal entity.

3.
The right to receive expected residual returns of the legal entity.  Such right is not considered to be present if the residual returns are capped by the legal entity's governing documents or by other arrangements with other variable interest holders or the legal entity itself.

On February 16, 2009, WFOE entered into an Original Manufacturer Agreement (the "Manufacturing Agreement") with Dalian Befut, pursuant to which (i) Dalian Befut is the exclusive manufacturer of cable and wire products for WFOE, and may not manufacture products for any other third party without the written consent of WFOE; (ii) WFOE provides all the raw materials and advance related costs to Dalian Befut, as well as provide the design requirements of the products to be manufactured; and (iii) in no event may Dalian Befut use the arrangements under the Manufacturing Agreement for commercial or noncommercial marketing or promotional activities in any form.  In addition, on February 16, 2009, WFOE and Dalian Befut entered into (i) an Intellectual Property Rights License Agreement, pursuant to which WFOE shall be permitted to use the intellectual property rights such as trademark, patents and know-how for the marketing and sale of the products (the “IP Agreement”); and (ii) a Non-competition Agreement, pursuant to which Dalian Befut shall not compete against WFOE (the “Noncompete Agreement”, together with the IP Agreement and Manufacturing Agreement, collectively, the “OEM Agreements”).

Under the OEM Agreements, Dalian Befut can only manufacture products for WFOE and cannot compete with WFOE in the same or similar lines of business.  Dalian Befut is a captive manufacturer with the sole business purpose of providing manufacturing services to WFOE and is solely dependent on the business provided by WFOE, its primary beneficiary.   As WFOE controls all of the potential and future risks and benefits of Dalian Befut, WFOE has the power to significantly impact the economic performance of Dalian Befut.  Furthermore, while Messrs. Hongbo Cao and Tingmin Li are the two controlling shareholders of Dalian Befut, collectively owning an aggregate of 90% of the equity interests in Dalian Befut, the Company believes that, due to the OEM Agreements, WFOE, instead of Messrs. Cao and Li, has the power to direct the activities of Dalian Befut to significantly impact the economic performance of Dalian Befut.

For the aforementioned reasons, the Company believes that Dalian Befut qualifies as a VIE of the Company under ASC 810-10-15-14-B.1. above, and as such, may be consolidated with the Company for accounting purposes.  Although the Company is only required to meet one criteria under ASC 810-10-15-14 in order to consolidate Dalian Befut, the Company believes that facts and circumstances exist that would allow it to meet certain other qualifying criteria set forth in ASC 810-10-15-14.

In response to the Staff’s comment, the Company proposes to revise Note 2 to the financial statements under “Basis of Presentation” in its future filings to discuss the consolidation of financial statements and to identify and address the appropriate U.S. GAAP literature to read as follows:

“Basis of Presentation

As disclosed in Note 1, WFOE entered into an Original Equipment Manufacturer Agreement, an Intellectual Property License Agreement and a Non-competition Agreement (collectively, the “OEM Agreements”) with Dalian Befut.  Under FASB ASC 810-10 (formerly FIN 46R), Dalian Befut is the variable interest entity, or VIE, of WFOE by virtue of the OEM Agreements.  As Dalian Befut’s sole purpose and objective is to provide resources and benefits to WFOE, WFOE is the primary beneficiary that can consolidate Dalian Befut. Therefore, Dalian Befut and its controlled subsidiaries, Dalian Marine Co., Dalian Yuansheng and Befut Zhong Xing, are consolidated into the Company’s financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Stated of America (“US GAAP”). All inter-company transactions and balances have been eliminated in consolidation.”

Item 9 A. Controls and Procedures, page 40

18.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a)
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: The Company’s financial staff initially employs the PRC GAAP accounting standards in its recording of daily financial transactions. Prior to the preparation of the Company’s financial statements, the Company’s financial controller performs the necessary conversion from PRC GAAP to U.S. GAAP and related adjustments.  To ensure that all necessary and appropriate adjustments are properly made in the conversion, the financial controller of the Company reviews the financial statements prepared by the financial manager and upon conversion to U.S. GAAP, the Chief Financial Officer of the Company conducts a final review.

b)
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and.SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role- he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:   Our financial controller is the primary person responsible for preparing our financial statements for review by our chief financial officer and our audit committee before such statements are delivered to our auditors.  The controller is a Certified Public Accountant in China and previously worked as an  auditor for Ernst & Young for five years where the controller received extensive training on financial statement preparation under U.S. GAAP standards and developing and maintaining a system of internal financial controls.  In the controller’s work experience at Ernst & Young, the controller served as a member of the audit team for numerous clients employing U.S. GAAP.  The controller graduated from a leading business university in China with a bachelor level degree in both Accounting and Business English.  The controller is a full-time employee of the Company and works in our principal offices located in Dalian.

c)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: The Company prepares its own financial statements and conducts its own evaluation of its internal controls.

d)
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:   The Company prepares its own financial statements and conducts its own evaluation of its internal controls.

e)
You do not appear to have identified an audit committee financial expert in your filings. Please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:  The Company does not have an audit committee.  The functions typically performed by an audit committee, including without limitation, authorizing and approving the engagement of the independent registered public accounting firm, reviewing the results and scope of the audit and other services provided by the independent registered public accounting firm, reviewing the Company’s financial statements and reviewing and evaluating the Company’s internal control functions, are performed by the Company’s board of directors. The Company believes that all of its directors are financially literate and that two of its directors, namely Ms. Yu and Mr. Xia, the latter of which served as a director until shortly after fiscal 2010, possess the requisite accounting and financial management expertise to effectively serve as members of an audit committee.  Ms. Yu has been Director of Finance of the Company since 1997 and has over 17 years of experience in finance and accounting.  In addition, Ms. Yu was formerly the Director of Finance for the Dalian Branch of the Samsung Group.  Mr. Xia has extensive financial experience in both the United States and China.  He previously served as a Portfolio Manager at TIAA-CREF and Citigroup, where he performed, among other things, financial analysis and portfolio management.  The Company is actively seeking an experienced finance or accounting professional to fill the vacancy on the board, which will strengthen the board’s knowledge of U.S. GAAP and internal controls, among other financial and accounting matters.

Disclosure Controls and Procedures, page 40

19.
We note your statement that your CEO and CFO concluded your “disclosure controls and procedures were effective and sufficient to ensure that [you] record, process, summarize and report information required to be disclosed in [y}our periodic reports filed under the Securities and Exchange Commission’s rules and forms.” This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Please revise to provide the conclusion regarding effectiveness based on the full definition of disclosure controls and procedures set forth in the applicable rules. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

Response:  The Company will file an amendment to the 2010 10-K to make the requested revisions to read as follows:

“Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquiries made to certain other or our employees.  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that, as of June 30, 2010, our disclosure controls and procedures were effective.”

Item 9B. Other Information, page 41

20.	Please revise to provide, to the extent applicable, the information required by paragraphs (2) and (3) of Item 5.02(a) of Form 8-K.

Response:  The Company intends to supplement its disclosure under Item 9B to indicate that:

“Mr. Xia has not furnished the Company with any written correspondence concerning the circumstances surrounding his resignation. As required by SEC rules, Mr. Xia was previously provided with a copy of this Item 9B disclosure and given the opportunity to furnish the Company with a letter stating whether he does not agree with the Company’s statements in this Item 9B.  Mr. Xia did not furnish the Company with any such letter.”

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics, page 43

21.	Please revise to explain why you have not yet adopted a Code of Ethics for your executive officers. Refer to Item 406(a) of Regulation S-K.

Response:  The Company plans to immediately adopt a Code of Ethics and file a copy as an exhibit to its next report.

Audit Committee, page 43

22.	Please revise to clarify whether you have an audit committee financial expert serving on your board of directors, which acts as your audit committee. Refer to Item 407(d)(5) of Regulation S-K.

Response:  The Company will revise Item 10 of Part III to its 2010 10-K to indicate that it does not currently have an audit committee financial expert as defined in Item 407 of Regulation S-K serving on its board of directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management . . . . page 44

23.
In an appropriate place in your filing, please revise to clarify the relationship and distinction between BEFUT International Co., Ltd. and Befut BVI. In this regard, we note you mention Befut BVI on page 14 and then refer to Befut BVI as BEFUT International Co. Limited on pages 44 and 45. This creates potential confusion with your company name, BEFUT International Co., Ltd. In your revised disclosure, please be sure to discuss how Befut BVI fits into your corporate structure as we note it holds 94 percent of your common stock.

Response:   In response to the Staff’s comment, the Company proposes to revise its future filings to add the following disclosure to the end of the first paragraph under the section entitled “Corporate History and Structure” to read as follows:

“BEFUT International Co. Limited, a British Virgin Islands company (“Befut BVI”) is our majority shareholder and owns approximately 94% of the issued and outstanding common stock of the Company.”

To further clarify the distinction between the Company and Befut BVI, the Company proposes to revise footnote 3 of Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters in its future filings to read as follows:

“(3) BEFUT International Co. Limited, a British Virgin Islands company (“Befut BVI”) directly owns 27,929,242 shares of our common stock.  Befut BVI became a shareholder of the Company when we issued 117,768,300 shares of our common stock to it in connection with the reverse merger transaction dated March 13, 2009.  Mr. Hongbo Cao, as the sole director of Befut BVI, has sole voting and investment control over the shares of common stock owned by Befut BVI.”

The Company does not control Befut BVI as it is unaffiliated with the Company. As a result, Befut BVI is not a part of the corporate structure of the Company.

24.	Please file the Befut BVI Stockholders Agreement as an exhibit to your Form 10-K.

Response:  In response to the Staff’s comment, the Company will file the Befut BVI Stockholders Agreement, dated March 13, 2009, as an exhibit to an amendment of the 2010 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 45

25.	On page 46, you state that the company issued 120,899,170 shares to Befut BVI. This appears to conflict with your disclosure on page 14 that you issued 117,768,300 shares to Befut BVI. Please advise.

Response:   On March 13, 2009, as part of the reverse merger transaction, the Company issued to Befut BVI 120,899,170 shares of the Company’s common stock, of which 3,130,871 shares were cancelled in connection with the $500,000 private financing that occurred simultaneously with the reverse merger transaction.  As a result, Befut BVI was issued a net amount of shares of common stock of the Company totaling 117,768,300.  Accordingly, the Company will revise its future filings to clarify that 3,130,871 shares out of the 120,899,170 shares of common stock issued to Befut BVI pursuant to the Share Exchange Agreement, dated March 13, 2009, with Befut Nevada and Befut BVI, were cancelled.

26.	Please revise to provide the information required by Item 407(a) of Regulation. S-K.

Response:  The Company intends to replace the current disclosure under “Independence of the Board of Directors” with the following disclosure:

“Our board of directors has adopted Nasdaq’s standards for determining the independence of its members and believes that it interprets these requirements conservatively. In applying these standards, the board of directors considers commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, in assessing the independence of directors, and must disclose any basis for determining that a relationship is not material. The board of directors has determined that none of its members are independent directors within the meaning of such Nasdaq independence standards in terms of independence from management. In making these independence determinations, the board of directors did not exclude from consideration as immaterial any relationship potentially compromising the independence of any of the directors.”

Item 14. Principal Accountant Fees and Services, page 46

27.	Please revise to disclose the pre-approval policies and procedures to be followed by your Board of Directors in its function as your audit committee. Refer to Item 14(5)(i) of Form 10-K.

Response:  In response to the Staff’s comment, the Company intends to supplement its disclosure under Item 14 with the following disclosure:

“Board Of Directors Pre-Approval

In accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the Securities Exchange Act of 1934, as amended, on May 5, 2009, our board of directors pre-approved our engagement of Patrizio & Zhao, LLC to act as our independent auditors for our fiscal year ended June 30, 2010. Patrizio & Zhao, LLC performed all work described above with its full-time, permanent employees.

Pre-Approval Policies and Procedures

Our board of directors has the sole authority to appoint or replace our independent auditor. Our board is directly responsible for the compensation and oversight of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. Our independent auditor is engaged by, and reports directly to, our board of directors.

Our board of directors pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, all of which are approved by our board prior to the completion of the audit. In the event pre-approval for such auditing services and permitted non-audit services cannot be obtained as a result of inherent time constraints in the matter for which such services are required, our Chairman of the Board may pre-approve such services, and will report for ratification such pre-approval to our board of directors at its next scheduled meeting. Our board has complied with the procedures set forth above and all services reported above were approved in accordance with such procedures. ”

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

28.
We note your risk factor disclosure on page 22 regarding the restrictions on your subsidiaries ability to pay dividends and make other payments to your subsidiary, Befut Nevada. Please address the need to provide the disclosures required by Rule 4-08(e) of Regulation S-X and show us how you will revise your footnote disclosures in future filings. In addition, please supplementally address the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response:  Since all the Company’s consolidated subsidiaries, business operations, revenues and assets are located in China, approximately 100% of the total net assets of all the Company’s consolidated subsidiaries are subject to Chinese government’s limitations on the transferability of Renminbi (RMB) to foreign currencies and remittance of RMB out of China. For the year ended June 30, 2010, Befut International Co. Ltd., the registrant, was merely a holding company that had not incurred material liabilities and financial obligations that require payment in foreign currencies.

Since the Company was merely a holding company in the year ended June 30, 2010 and there were no separate business operations, revenues, assets, or material expenses or liabilities incurred by it, Rule 5-04 of Regulation S-X was not applicable and condensed parent only financial statements were not necessary to be included in the Form 10-K for year ended June 30, 2010.

In response to the Staff’s comment, the Company proposes to supplement the risk factor disclosure in its future filings to disclose the information required by Rules 4-08(e) (3) and 5-04 of Regulation S-X as follows:

“Capital outflow policies in the People’s Republic of China may hamper our ability to remit income to the United States and all our net assets are restricted assets subject to PRC’s capital outflow policies.

The PRC government imposes controls on the convertibility of Renminbi (RMB) into foreign currencies and, in certain cases, the remittance of currency outside of the PRC. We receive substantially all of our revenues in RMB. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required in those cases in which RMB to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Since all our consolidated subsidiaries, business operations, revenues and assets are located in China, approximately 100% of the total net assets of all our consolidated and non-consolidated subsidiaries are subject to Chinese government’s limitations on the transferability of RMB to foreign currencies and remittance of RMB out of China.

Although we do not import goods into or export goods out of the People’s Republic of China, fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in political and economic conditions in the People’s Republic of China. Since July 2005, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets. As of June 30, 2010, the exchange rate between the RMB and the U.S. dollar was 6.7909 RMB to every one U.S. dollar.”

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

29.	Please show us how you will revise your future filings to address the following as required by ASC 810-10-50-1A:

•	Separately disclose the amount of comprehensive income attributable to the parent and the noncontrolling interest;
•
Either in your consolidated statement of stockholders equity or the notes to your financial statements please present a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest. The reconciliation should separately disclose net income, transactions with owners acting in their capacity as owners, and each component of other comprehensive income.

•	In the notes to your financial statements, provide a separate schedule the shows the effects of any changes in the parent’s ownership interest in a subsidiary on the equity attributable to the parent.

Response:  In response to the Staff’s comment and pursuant to ASC 810-10-50-1A, the Company will revise its future filings to separately disclose the amount of comprehensive income attributable to parent and noncontrolling interest, as presented in Annex A attached hereto.

Also in response to the Staff’s comment and pursuant to ASC 810-10-50-1A, the Company will revise its consolidated statement of stockholders’ equity in its future filings to include a note to its consolidated financial statements to present a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest.  The proposed note will read as set forth in Annex B attached hereto.

With respect to the Staff’s comment regarding the inclusion in the notes to the consolidated financial statements a separate schedule that shows the effect of changes in the parent’s ownership interest in its subsidiary on the parent’s equity attributable to parent, required by ASC 810-10-50-1A, the Company determined, after our research of ASC 810-10-50-1A, that this schedule is only required if the parent’s ownership interest in a subsidiary changes in any period presented in the consolidated financial statements.  During the year ended June 30, 2010 and 2009, the Company’s 86.6% ownership interest in Dalian Marine Cable Co., Ltd. did not change from prior years.  As described in Note 1 to the consolidated financial statements, Dalian Befut formed a new joint venture, Dalian Befut Zhong Xing Switch Co., Ltd. (“Befut Zhong Xing”) in the current year.  The Company’s ownership interest in Befut Zhong Xing, as of June 30, 2010, was 73.5%.  Since there was no change in the Company’s ownership interests in any of its investments during the year ended June 30, 2010 and 2009, this schedule is not applicable.  Should any of the ownership interests in any of the Company’s investments change in the future periods, the Company will include such schedule to meet the requirement under ASC 810-10-50-1A.

30.
Please supplementally show us how you determined the amount of your recapitalization adjustment that resulted in a $2,091 increase to common stock and a corresponding decrease to additional paid-in capital. Please explain how you determined that your adjustment was consistent with the provisions of ASC 805-40, including the examples provided at ASC 805-40-55-18 through 55-23.

Response:  The number of shares common stock of the Company issued and outstanding immediately before the reverse acquisition was 4,267,000, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC February 5, 2009.  As described in the Note 1 to the consolidated financial statements, as part of the reverse acquisition, the Company cancelled an aggregate of 2,176,170 shares of its common stock.  As such, the recapitalization upon the reverse acquisition was calculated as (4,267,000 – 2,176,170) x 0.001 par value = 2,091.  The Company was delivered with zero assets and liabilities and therefore, a corresponding decrease to additional paid-in-capital of ($2,091) was recorded to show a net effect of zero to the stockholders’ equity.  In addition, as described in Note 1 to the consolidated financial statements, all of the capital stock of Befut Nevada was acquired by the Company in the reverse acquisition, and so the examples provided at ASC 805-40-55-18 through 55-23 are not applicable.  The Company followed the examples provided at ASC 805-40-55-8 through 55-17.  The noncontrolling interest existed at Dalian Befut, which is consolidated into the Company’s consolidated financial statements based on ASC 810-10, as indicated in the Company’s response to the Staff’s comment #17 of the Comment Letter.

31.	Please show us how you will revise your disclosures to clarify the nature of the $16,586,021 increase in additional paid-in capital during the year ended June 30, 2009.

Response:   The $16,586,021 increase in additional paid-in capital during the year ended June 30, 2009 included $5,301,971 of cash contribution by shareholders and $11,383,050 of intangible assets received in exchange for ownership.  In response to the Staff’s comment, the Company will revise Note 14 – Stockholders’ Equity and Related Financing Agreements to add the following disclosure to disclose the nature of the $16,586,021 increase in additional paid-in capital during the year ended June 30, 2009.

“Note 14– Stockholders’ Equity And Related Financing Agreements

On March 13, 2009, as part of the reverse merger transaction, the Company acquired, from Befut BVI, 100% of the outstanding shares of common stock of Befut Nevada. In exchange, Befut BVI was issued 117,768,300 shares of the Company’s Common Stock, under a Share Exchange Agreement (“SEA”) pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended, for issuances not involving a public offering. As a result of the transaction, Befut Nevada became a wholly-owned subsidiary of the Company.

On March 13, 2009, the Company completed a private financing totaling $500,000, for which convertible promissory notes were issued, with four accredited investors (the “March 2009 Financing”). Consummation of the March 2009 Financing was a condition to the completion of the share exchange transaction with Befut BVI and the Befut BVI Stockholders under the SEA. The securities offered in the March 2009 Financing were sold pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Company and the investors named in the Purchase Agreement.

In accordance with the Purchase Agreement, the Company issued securities consisting of: (i) 3,130,869 shares of the Company’s common stock $0.001 par value per share in connection with the private financing; (ii) Five (5) year warrants to purchase 720,076 shares of the Company’s common stock at an initial exercise price of $0.1916 per share.

On June 18, 2009, the Company effectuated a 1 for 4.07 reverse stock split of its outstanding common stock (the “Reverse Split”).  The Reverse Split did not alter the number of shares of the common stock the Company is authorized to issue, but rather simply reduced the number of shares of its common stock issued and outstanding. Any fractional shares issued as a result of the Reserve Split was rounded up. In addition, any shareholder owning at least 100 shares but less than 407 shares of the Company’s common stock on June 17, 2009, would own at least 100 shares after giving effect to the Reverse Split.

On March 13, 2009, the Company issued convertible notes in an aggregate principal amount of $500,000 at an annual interest of 15%.  On March 12, 2010, the maturity date of the convertible notes, the Company repaid convertible notes in the amount of $370,000 and an interest payment of $55,500.  The remaining convertible notes in an aggregate principal amount of $130,000 were converted into 200,000 shares of common stock of the Company at the conversion price of $0.65 per share on May 6, 2010.

During the year ended June 30, 2009, the Company received cash contributions from shareholders in the amount of $5,301,971 and intangible assets with an aggregate fair value of $11,383,050 in exchange for ownership, both of which were accounted for as additional paid-in-capital.  During the year ended June 30, 2009, two shareholders of the Company, Tingmin Li and Hongbo Cao, contributed two patents into the Company as increases to their respective capital contributions. The two patents were Intelligent Reactive Power Compensation and Automatic Protection Ni-mh Battery Screen, which were valued as $11,383,050 in total by a professional valuation firm.  The contribution was treated as capital transaction per ASC 505-10.”

Consolidated Statements of Cash Flows, page F-5

32.	Please supplementally provide us with a revised statement of cash flows addressing all of our comments below regarding your consolidated statements of cash flows.

Response:  In response to the Staff’s comment, the Company has revised the Consolidated Statements of Cash Flows for the periods ended June 30, 2010 and 2009, as set forth on Annex C attached hereto.

33.	Please revise your cash flow statement in future filings to begin with net income rather than net income attributable to BEFUT. Please refer to ASC 230-10-45-28.

Response:  In response to the Staff’s comment and following the guidance in ASC 230-10-45-28, the Company will revise the Consolidated Statements of Cash Flows in its future filings, to begin with net income rather than net income attributable to BEFUT. Please refer to the Company’s response to the Staff’s comment #32 for the proposed presentation.

34.
We note you had a reconciling item titled “donated intangible assets received” for which you included a ($155,290) adjustment to reconcile net income to net cash provided by operating cash flows during the year ended June 30, 2009. Please tell us the nature of these donated intangible assets, if these assets were donated by a related party, and how you determined the value of these intangible assets upon donation.

Response:  An unrelated third party who contributed a patent in exchange for ownership decided to relinquish his interest in the Company and the patent.  The Company obtained an appraisal of the patent which presents a fair value of $155,290.  This amount was recorded as other income in the consolidated statement of operations and other comprehensive income for the year ended June 30, 2009.

35.
Your cash flow statement indicates that during the year ended June 30, 2009, you had $3.4 million of additions to construction in progress, and during the year ended June 30, 2010, you had $18.7 million of additions to property and equipment and $11.2 million of transfers from construction in progress to property and equipment. Please supplementally confirm that you did not include any amounts pertaining to construction in progress within cash used in investing activities until the period in which the cash payment was made. Please also confirm that your $18.7 million of additions to property and equipment for the year ended June 30, 2010 do not include any amounts that you previously included in your cash flow statement as additions to construction in progress.

Response:  The Company confirms that it did not include any amounts pertaining to construction in progress within cash used in investing activities until the period in which the cash payment was made during the years ended June 30, 2010 and 2009.  The Company also confirms that it did not include any amounts that previously included in cash flow statement as additions to construction in progress in $18.7 million of additions to property and equipment for the year ended June 30, 2010. The $11.2 million of construction in progress transferred to property and equipment is presented in the supplemental schedule of non cash activities.

36.
Please tell us how you considered the provisions of ASC 230-10-45-11 through 45-17 in determining the classification of your advance payments for R&D within investing activities. Please also tell us the nature of the $800,000 cash inflow related to your advance payments for R&D.

Response:  Following the guidance in ASC 230-10-45-11 through 45-17, the Company determined that as the advance payments for R&D relate to the R&D costs that should be charged to expense per ASC 730-10 as research and development expense, the classification of such advance payments for R&D should be presented within operating activities in the consolidated statements of cash flows.  When such advance payments for R&D are realized and amortized, the amount that is realized should be presented as a non-cash amortization expense add-back to the net income in the consolidated statements of cash flows.  As such, the Company plans to revise the consolidated statements of cash flows for the years ended June 30, 2010 and 2009 accordingly.  Please refer to the Company’s response to the Staff’s comment #32 for the Company’s proposed revision to Advance Payments – Research and Development.

37.	Please tell us how you considered ASC 230-10-45-4 through 45-6 when deciding to include restricted cash within your rollforward of cash and cash equivalents on your cash flow statement.

Response:  As restricted cash is used to settle trade notes payable in connection with the purchases of inventory, and pursuant to the guidance in ASC 230-10-45-4 through 45-6, the Company determined that it is related to “acquiring materials for manufacturing or goods for resale”, as defined in ASC 230-10-45-17.  As such, the Company proposes to amend its Statement of Cash Flows in its future filings to exclude restricted cash from the rollforward of cash and cash equivalents on the cash flow statement and present the balance change in this line item within operating activities in the consolidated statements of cash flows.   Please refer to the Company’s response to the Staff’s comment #32 for the proposed presentation.

38.
The cash flows from financing activities section of your cash flow statement include a line item titled “additional paid in capital”. It is unclear from this description what specific types of transactions led to $5.3 million of cash provided by financing activities during the year ended June 30,2009 and $130,000 of cash provided during the year ended June 30, 2010. Please supplementally explain the transactions that generated these cash flows and revise your titles in future filings to better explain the nature of the transactions that led to cash inflows and/or outflows.

Response:  The $5.3 million cash inflow represents the cash (capital) contribution from shareholders during the year ended June 30, 2009.  The $130,000 cash inflow represents the proceeds from issuing 227,325 shares of common stock at par value $0.001 during the year ended June 30, 2010.  Pursuant to the Staff’s comment, the Company will revise the title to “Additional paid in capital – proceeds from issuance of common stock” for the $130,000 cash inflows and “Additional paid in capital – contributions from shareholders” for the $5.3 million cash inflow.  Please refer to the Company’s response to the Staff’s comment #32 for the proposed presentation.

39.
It appears that nearly all of your short-term bank loans had original maturity terms greater than three months. Please revise your future filings to present gross proceeds from short-term and long-term bank loans separate from gross repayments. Please refer to ASC 230-10-45-7 through 45-9.

Response:  Pursuant to the Staff’s comment and following the guidance in ASC 230-10-45-7 through 45-9, the Company proposes to revise the Consolidated Statements of Cash Flows in its future filings to present gross proceeds from short-term and long-term bank loans separate from gross repayments. Please refer to the Company’s response to the Staff’s comment #32 for the proposed presentation.

40.
Please tell us and revise your future filings to explain the circumstances under which you received a $777,351 contribution from your minority shareholder. Please also tell us and revise your future filings as necessary to more clearly demonstrate how this contribution has been reflected in your statement of shareholders’ equity for the year ended June 30, 2010. If this contribution has not been reflected in your statement of shareholders’ equity, please supplementally explain to us how you have accounted for this contribution.

Response:  The cash inflow of $777,351 represents the cash contribution from the noncontrolling interest for its capital contribution to the newly formed joint venture, Befut Zhong Xing.  In response to the Staff’s comment, the Company proposes to revise its future filings to rename the title of the line for such contribution in the consolidated statements of cash flows as “Capital contribution from noncontrolling interest for Befut Zhong Xing”.  Also, the Company proposes to revise its consolidated statement of stockholders’ equity in future filings to more clearly demonstrate how this capital contribution is reflected in the Company’s consolidated statement of stockholders’ equity.  Please refer to the Company’s response to the Staff’s comment #29 for the proposed presentation.  Currently, the contribution is not reflected in the consolidated statement of stockholders’ equity and is included in the Noncontrolling interest line in the consolidated balance sheet as of June 30, 2010.  There were no equity transactions (purchasing or selling the noncontrolling interest) between the Company and the noncontrolling interest shareholders for the years ended June 30, 2010 and 2009.

Note 1 - Organization and Nature of Business, page 6

41.
We note your discussion of certain of your subsidiaries and in particular WFOE. We further note that you indicate under Note 2- Summary of Significant Accounting Policies - Basis of Presentation that the consolidated financial statements include the financial statements of the Company and its controlling subsidiary. Please expand your disclosures to identify the controlling subsidiary and clearly set forth how the Company meet the conditions in ASC 810-10-15-14 and ASC 810-10-25-20 through 25-59) in order to consolidate this entity.

Response:  Please refer to the Company’s response to the Staff’s comment #17.

42.
You indicate that on July 1, 2009, Dalian Befut formed a joint venture (Befut Zhong Xing) with pre-registered capital of RMB 1,000,000 and that Dalian Befut invested RMB700,000 for its 70% equity interest in Befut Zhong Xing. Further, in January 2010, Dalian Befut increased its investment capital to RMB 14.7 million with a transfer of intangible assets to Befut Zhong Xing on January 1,2010 and raised its equity ownership percentage in Befut Zhong Xing to 74%. Please show us how you will revise your disclosures in future filings to disclose the US dollar equivalents for these transactions and with reference to the appropriate authoritative US GAAP accounting literature, how you accounted for and reflected these transactions in your financial statements.

Response:  As described in the Company’s response to the Staff’s comment #40, there were no equity transactions (purchasing or selling the noncontrolling interest) between the Company and the noncontrolling interest shareholders for the years ended June 30, 2010 and 2009.  The Company and the noncontrolling interest both increased their equity investments in Befut Zhong Xing during the year after the initial investments made on July 1, 2009.  The Company increased its equity investment by contributing an intangible asset with a value of RMB 14 million (approximately $2 million) and the noncontrolling interest increased its equity investment by contributing additional RMB 5 million cash (approximately $733,350).

In response to the Staff’s comment, the Company proposes to revise Note 1 – Organization and Nature of Business to the consolidated financial statements in its future filings to disclose the US dollar equivalents for these transactions and provide further background of the transaction.  The Company’s proposes to add the following disclosure to the end of the last paragraph of Note 1 – Organization and Nature of Business:

“The noncontrolling interest also increased its equity investment by contributing additional cash of RMB 5 million (approximately $733,350). There were no equity transactions (purchasing or selling the noncontrolling interest) between the Company and the noncontrolling interest shareholders for the years ended June 30, 2010.”

Note 2 - Summary of Significant Accounting Policies, page F-7

43.	Please revise your future filings to disclose the nature of individually material items included within government subsidy income and other income (expenses), net for each period presented.

Response:  In response to the Staff’s comment, the Company proposes to revise its future filings to include a footnote to the consolidated financial statements to disclose major items included within government subsidy income and other income (expenses), net for each period presented.  The proposed note to the consolidated financial statements will read as follows:

NOTE 13 – GOVERNMENT SUBSIDY INCOME

Government subsidy income for the years ended June 30, 2010 and 2009 consists of the following:

	June 30, 2010	June 30,2009
Subsidy for encouraging investments in Changxing Island	$-	$159,979
“Famous Trademark” subsidy	293,340	-
Marine cable business subsidy	293,340	-
Value added tax refund for employing physically-challenged workers	118,922	-
Total	$705,602	$159,979

44.
Please revise your future filings to disclose your accounting policies for value added taxes. Your policy should address if you present value-added taxes on a gross basis (included in sales and cost of sales) or on a net basis (excluded from sales). For any taxes that are reported on a gross basis, please also revise to disclose the amounts of those taxes in your financial statements for each period presented, if significant. Please refer to ASC 605-45-50.

Response:  In response to the Staff’s comment, the Company proposes to revise its future filings to include in Note 2 to the consolidated financial statements the accounting policy for value added taxes.  The proposed accounting policy for value added taxes will read as follows:

“VALUE ADDED TAXES

Under the Provisional Regulations of the People's Republic of China on Value Added Tax, the Company is responsible to collect value added taxes on sales of products and to pay value added taxes on purchases of raw materials, which will be remitted to the central government.  Sales and cost of sales are reported on a net basis excluding value added taxes.”

45.
We not your disclosure on page F-l6 that no cash was paid for income taxes during the year ended June 30, 2010. Please revise your future filings to address the timing of your payments for income taxes and other taxes payable. It is unclear how frequently you are required to remit these taxes to the appropriate taxing agency.

Response:  In response to the Staff’s comment, the Company proposes to revise its future filings to add the following new paragraph to Note 15 – Income Taxes to address the timing of the Company’s payments for income taxes and other taxes payable:

“The Company is currently in the process of applying for the electronic remittance of tax payments to the tax bureau and will pay taxes owed within the next two years.”

46.
Please revise your future filings to explain what bank loan security deposits represent and why you have classified them as current assets. We also note that a portion of your advance payments disclosed on page F-l1 pertain to land and equipment. Please also revise to explain the factors you considered in classifying these advance payments as current assets. Please show us in your supplemental response what your future filing revisions will look like.

Response:  In response to the Staff’s comment, the Company proposes to revise its future filings to include a footnote to the consolidated financial statements to provide background information on bank loan security deposits.  The proposed note will read as follows:

Note 5 – BANK LOAN SECURITY DEPOSITS

The Company obtained financing from various banks through third party guarantors.  The Company is responsible to provide security deposits to third party guarantors per the agreements between the Company and the third guarantors.  The balance of such bank loan security deposits as of June 30, 2010 and 2009 consist of the following:

	June 30, 2010	June 30,2009
Bank loan security deposits – short-term	$736,500	$733,233
Bank loan security deposits – long-term	294,600	—
Total	$1,031,100	$733,233

The Company has reclassified the bank loan security deposits to classify part of the bank loan security deposits as current assets based on the terms of the bank loan. The bank loan security deposit in the amount of $736,500 represents the security deposit for the short-term bank loan. Advance payments for land and equipment are recorded by the Company as fixed assets after the Company receives the related assets within one year. As a result, the Company classifies these payments as current assets.

47.
Please tell us and revise your accounting policy footnote in future filings to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Response:  The Company’s cost of sales includes an allocation of depreciation but not amortization, which the Company records in General and Administrative Expenses.  In response to the Staff’s comment, the Company proposes to add in its future filings the following Cost of Sales paragraph to Note 2 to the consolidated financial statements as a significant accounting policy after Revenue Recognition:

“Cost of Sales

Cost of sales includes the expenses incurred to produce inventory for sale, including raw materials, direct labor, depreciation of manufacturing facilities and machinery, overheads, as well as changes in reserves for shrinkage and inventory obsolescence.  Amortization of land use right is charged into general and administration expenses and is not included in cost of sales.”

The Company’s proposed revision, pursuant to the Q&A provided in SAB Topic 11:B, to the Consolidated Statements of Operations and Other Comprehensive Income for the Cost of Sales and Gross profit lines can be found in the Company’s response to the Staff’s comment #29.

As requested by the Staff, the Company also intends to remove any references in its future filings to gross profit or gross profit margin.

48.
Please tell us and revise your future filings to clarify how you determined the number of shares to include in your diluted EPS calculation. Your table on page F-14 indicates that you increased the denominator used in your basic income per share calculation by 564,444 shares for the dilutive effect of your convertible notes for the year ended June 30, 2010 and by 943,550 shares for the year ended June 30, 2009. Considering the notes were issued in March 2009, $500,000 was repaid in March 2010 and the remainder was converted in May 2010, it is unclear how you determined the number of dilutive shares for each period presented. Please also disclose, by type of potentially dilutive security, the number of additional shares that not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See FASB ASC 260-10-50-1.

Response:    A summary of the Company’s calculations of the numbers of dilutive shares is set forth below.

	Potential Shares	Days Outstanding	Weighted Average Shares

June 30,2009	3,130,869	110/365	943,550

Reverse stock split (1 for 4.07)	769,256

June 30, 2010	200,007	310/365	169,869
	569,249	253/365	394,575
	769,256		564,444

In response to the Staff’s comment, the Company proposes to revise its future filings to include the following table in Note 13 – Earnings Per Share to demonstrate how the Company determined the number of dilutive shares for each period presented in accordance with ASC 260-10-50-1 and 55-52:

	For the Year Ended 2010
	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Net Income	$4,512,176

Basic EPS
Income available to common stockholders	$4,512,176	29,545,797	$0.15

Effect of Dilutive Securities Convertible notes	39,531	564,444

Diluted EPS
Income available to common stockholders +	$4,551,707	30,110,241	$0.15

	For the Year Ended 2009
	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Net Income	$2,259,413

Basic EPS
Income available to common stockholders	$2,259,413	29,488,341	$0.08

Effect of Dilutive Securities Convertible notes	17,188	943,550

Diluted EPS

Warrants to purchase 176,923 shares of common stock at $0.1916 per share, after the effectuation of the reverse stock split, were outstanding during the years ended June 30, 2010 and 2009 but were not included in the computation of diluted EPS because the warrants’ exercise price was greater than the average market price of the common shares.

Note 5 - Loans to Unrelated Parties, page F-11

49.	Please tell us and revise your future filings to identify these unrelated parties and discuss the nature and purpose of your loans to them.

Response:  As of June 30,2010 and 2009, the Company made unrelated party loans to Dalian Chenglian Electrical Installation Engineering Co., Ltd., a customer of the Company, and Dalian Haide Electric Power Equipment Co., Ltd., a research and development partner of the Company.  In response to the Staff’s comment, the Company proposes to revise its future filings to identify its unrelated parties and the nature and purpose of any loans to such parties.  The Company’s proposed revision to Note 5 – Loans to Unrelated Parties will read as follows:

“Note 5– Loans to Unrelated Parties

As of June 30, 2010 and 2009, the Company had outstanding loans to unrelated parties of $1,054,090 and $6,955,623, respectively. These loans represent advances to unrelated parties, Dalian Haide Electric Power Equipment Co., Ltd., a research and development partner of the Company and Dalian Chenglian Electrical Installation Engineering Co., Ltd., a customer of the Company.  The loans were made to fund working capital requirements with an annual interest rate of 50% above the applicable bank interest rate, which is the floating base interest rate for loans of the same term issued by the People's Bank of China. Interest payments are made semi-annually with no principal payments required until on or before the due date, as per the terms of the loan agreement.”

Note 7 - Advance Payments, page F-11

50.
Please tell us and revise future filings to clarify (i) when you made these advance payments for research and development, (ii) the nature of the research and development services that will be provided to you and (iii) how and when you “realize” these amounts. Address you have determined these amounts are recoverable as of June 30,2009 and June 30, 2010.

Response:   The Company made the advance payment for research and development purposes in August 2008 to an unrelated party, Dalian Haide Electrical Equipment Manufacturing Co., Ltd. (“Dalian Haide”), to develop twenty-two patents.   The advance payment is realized and amortized into research and development expense as certain progress targets are reached and related costs are incurred and reported to the Company by Dalian Haide.   In response to the Staff’s comment, the Company will revise Advance Payments – Research and Development in Note 2 – Summary of Significant Accounting Policies in its future filings to clarify (i) when the Company made these advance payments for research and development, (ii) the nature of the research and development services that will be provided to the Company and (iii) how and when the Company “realize” these amounts.

The Company also proposes to revise its future filings to address amounts determined to be recoverable as of June 30, 2009 and June 30, 2010.  The Company’s proposed revision will read as follows:

“Advance Payments – Research and Development

As a common practice in the Chinese business environment, the Company is required to make advance payments for goods or services that will be used in future research and development activities. The Company made the original advance payments for research and development to a third party in August 2008 for the development of twenty-two patents.  The Company realizes the advance payments when certain progress has been reached and related costs have been incurred and reported by the third party to the Company.  Such advance payments are amortized as research and development expense in the years in which the company realizes the aforementioned progress.  As of June 30, 2010 and 2009, the Company determined that these advance payments are recoverable.”

Note 9 - Intangible Assets, page F-12

51.
We note that you acquired $5,505,028 of land use rights in October 2009. Please revise your disclosures in future filings to clarify (i) who you acquired these rights from and (ii) the nature of the consideration given. Please show us in your supplemental response what your future-filing revisions will look like, in addition, please reconcile your disclosure in this footnote to your cash flow disclosure which indicates that $5,487,937 of construction in progress was transferred to intangible assets during the year ended June 30, 2010.

Response:  In response to the Staff’s comment, the Company proposes to revise Note 9 – Intangible Assets in its future filings to further disclose (i) who we acquired these rights from and (ii) the nature of the consideration given.  It will also reconcile in Note 9 – Intangible Assets the $5,505,028 of land use rights to the $5,487,937 of construction in progress transferred to intangible assets presented as a supplemental non cash activity in the consolidated statement of cash flows for the year ended June 30, 2010.  The Company’s proposed revision to Note 9 – Intangible Assets will read as follows:

Note 9 – Intangible Assets

Intangible assets at June 30, 2010 and 2009 consist of the following:

	June 30, 2010	June 30, 2009

Software	$22,684	$16,049
Trademark	83,961	83,505
Land use rights	5,505,028	-
Patent	11,601,348	11,538,406
Subtotal	17,213,021	11,637,960
Less: Accumulated amortization	1,543,646	301,982

Total	$15,669,375	$11,335,978

On October 30, 2009, the Company acquired the land use rights for its new factory from the Bureau of Land and Resources of Dalian, Changxing Island Branch, which is located in Changxing Island, Dalian. The consideration given was cash.  Amortization for the land use rights started in November 2009 and will be over a useful life of 47 years using the straight-line method. Amortization expense of land use rights for the year ended June 30, 2010 was $77,752.

Amortization expense for the years ended June 30, 2010 and 2009 was $1,234,713 and $291,520, respectively.

A reconciliation of the $5,505,028 land use rights to the $5,487,937 of the construction in progress transferred to intangible assets in the consolidated statements of cash flows for the year ended June 30, 2010 is as follows:

Land use rights	$5,505,028
Foreign currency translation adjustment	$(17,091)
Construction in progress transferred to intangible assets	$5,487,937

52.
As indicated in your Consolidated Statements of Cash Flows supplemental schedule of non cash activities on page F-7, we note that during the year ended June 30, 2009 you recorded $11,383,000 for “intangible assets received for ownership”. Please show us how you will revise your disclosures to (i) clarify the nature of the intangible assets received, (ii) explain your basis for the $11,383,000 value and (iii) identify the US GAAP accounting literature that supports your accounting.

Response:  During the year ended June 30, 2009, two of the Company’s shareholders, Tingmin Li and Hongbo Cao, contributed two patents to the Company as increases to their respective capital contributions.  The two patents were Intelligent Reactive Power Compensation and Automatic Protection Ni-mh Battery Screen, which were valued as $11,383,050 in total by a professional valuation firm.  The contribution was treated as capital transaction in accordance with ASC 505-10.  Pursuant to the Staff’s comment, the Company will revise its disclosure to add a paragraph to Note 14 – Stockholders’ Equity and Related Financing Agreements to (i) disclose the nature of the intangible assets received, (ii) explain the basis for the $11,383,000 value and (iii) identify the US GAAP accounting literature that supports the Company’s accounting.  Please refer to the Company’s response to the Staff’s comment #31 for the text of the Company’s proposed disclosure.

Note 11 - Short-Term Bank Loans, page F-l2

53.
Please revise your future filings to disclose the nature of any material financial or non-financial covenants associated with your short-term and long-term bank loans. Please also revise your future filings to provide an indication of your compliance with any debt covenants. Please show us in your supplemental response what your future filing revisions will look like.

Response:  The Company believes that it has disclosed all of the material financial and non-financial covenants, including, interest rate, repayment schedules and late payment penalties contained in its short-term and long-term bank loan agreements.

As is common in commercial loans in China, the Company’s loan agreements are brief contracts without covenants of the type usually found in U.S. loan agreements. Should the agreements change in the future and include material financial or non-financial covenants, the Company will disclose, pursuant to the Staff’s comments, any material financial or non-financial covenants and provide an indication of whether the Company is in compliance with such covenants in its future filings.

Note 15 - Income Taxes, page F-l5

54.
It is not clear how you have met all the disclosure requirements set forth in FASB ASC 740-10-50. For example, you have not provided a reconciliation from your statutory rates (ranging from 25%-33%) to the effective tax rates of 17% for the year ended June 30,2010 and 28% for the year ended June 30, 2009. This is not the only example of where your income tax disclosures appear to be incomplete. Please advise and/or show us how you will revise your disclosures in future filings accordingly.

Response:  In response to the Staff’s comment and pursuant to the disclosure requirements set forth in ASC 740-1-5, the Company proposes to revise its future filings to include a note to its consolidated financial statements to present a reconciliation from its statutory rates (ranging from 25%-33%) to the effective tax rates of 17% for the year ended June 30, 2010 and 28% for the year ended June 30, 2009.  As the Company does not have deferred tax asset or deferred liability recorded as of June 30, 2010 and 2009, the required disclosures pertaining to significant components of deferred assets and liabilities are not applicable.

The Company’s proposed note to its consolidated financial statements to present a reconciliation from our statutory rates (ranging from 25%-33%) to the effective tax rates of 17% for the year ended June 30, 2010 and 28% for the year ended June 30, 2009 will read as follows:

The Company’s provision for income taxes consists of:

	For the Years Ended June 30,
	2010	2009

Current – PRC	$907,083	$887,696
Deferred	-	-
Total provision for income taxes	$907,083	$887,696

A reconciliation of the provision for income taxes with amounts determined by applying the statutory income tax rate to income before income taxes is as follows:

	For the Years Ended June 30,
	2010	2009

Computed tax @ statutory rate of 25% ($5,303,727*25% and $3,134,814*25% for June 30, 2010 and 2009, respectively)	$1,325,932	$783,704

Entertainment expense add-back	6,961	14,213
Fine expense add back	-	5,104
Deductions permitted for nationally recognized brand name products	(54,866)	-
Government subsidy income	(176,401)	(39,995)
Deductions permitted for salaries paid to physically-challenged employees	(16,945)	(9,878)
Additional deductions permitted for R&D costs	(254,515)	-
Current year losses	76,917	134,548

Total provision for income taxes	$907,083	$887,696

Note 16 - Employee Welfare Plan, page F-15

55.	Please revise your future filings to disclose how much you paid towards the employee welfare plan for each of the periods presented, if material.

Response:  For the years ended June 30, 2010 and 2009, the amounts paid toward the employee welfare plan were not material.  However, pursuant to the Staff’s comment, the Company will disclose the amount paid towards such plan for each of the periods presented when it becomes material.

Note 20 - Supplemental Cash Flow Disclosures, page F-l6

56.
Please revise your future filings to present interest expense separate from interest income. Please also revise to disclose your accounting policy for the capitalization of interest Please refer to ASC 835-20. Please show us in your supplemental response what your future filing revisions will look like.

Response:  In response to the Staff’s comment, the Company proposes to revise its future filings to include in Note 2 to the consolidated financial statements the accounting policy for the capitalization of interest.  The proposed accounting policy for the capitalization of interest will read as follows:

“INTEREST COST CAPITALIZED

The Company capitalizes interest costs incurred on funds used to construct property, plant and equipment.  The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life.  Interest cost capitalized was $802,637 and $479,234 for the years ended June 30, 2010 and 2009.”

Note 21 - Subsequent Events, page F-16

57.
Please revise your future filings to provide the disclosures required by ASC 460-10-50 for your Guaranty Contract with Dalian Vastitude Media Group Co., Ltd. Please also tell us and revise your future filings to disclose any related party relationship between BEFUT International Co., Ltd, its subsidiaries and Dalian Vastitude Media Group Co., Ltd.

Response:  In response to the Staff’s comment, the Company proposes to revise its future filings to provide the required disclosures under ASC 460-10-50.  The Company’s proposed disclosure will read as follows:

“Note 21 - Subsequent Events

On July 23, 2010, Dalian Befut acquired 60% of equity interests of Dalian Yuansheng for $88,235 (the registered capital value of such equity interests) from Mr. Chengnian Yan. Dalian Befut also increased Dalian Yuansheng’s registered capital by RMB 5 million (or $735,294), thereby increasing Dalian Befut’s equity interests to 93.3%.  Dalian Yuansheng is engaged in the research and development of carbon fiber composite cable and other specialty cables.

On July 5, 2010, Dalian Befut signed a Guaranty Agreement with Dalian Vastitude Media Group Co., Ltd., a unrelated party, and became a guarantor with respect to a RMB 1.8 million (approximately $260,000) bank loan of Dalian Vastitude Media Group Co., Ltd.  The term of the bank loan is through December 31, 2010.  According to the Guaranty Agreement, should Dalian Vastitude Media Group Co., Ltd. fail to repay the principal and interest at the end of the term, Dalian Befut will be obligated to perform under the guaranty by making the required principal and interest payments.  The maximum potential amount of future payments that Dalian Befut is required to make under the guarantee is RMB 1,924,254 (approximately $283,443).”

Exhibits

Exhibit 10.7

58.	It does not appear that Exhibit 10.7 has been filed as part of this annual report. Please file a copy of this exhibit.

Response:  The requested Exhibit was previously filed with the December 31, 2009 10-Q.  As a result, the Company intends to insert an additional footnote, footnote #5 to the Exhibit Index, as follows to notate Exhibit 10.7 accordingly:

“(5)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q, as filed with the SEC on February 12, 2010, and incorporated herein by this reference.”

Exhibits 31.1 and 31.2

59.	We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note the following:

•	you should not include the title of the certifying officer in the beginning of the certification;
•	you should not omit the language, “The registrant’s other certifying officer(s) and I” in paragraphs 4 and 5;
•	you should not change “our” to “my”; and
•	you should spell out “generally accepted accounting principles” as it appears in paragraph 4(b).

Please file a full amendment to your Form 10-K to include revised certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.

Response:  In response to the Staff’s comment, the Company intends to make the requested revisions to the Certifications and attach them as Exhibits 31.1 and 31.2 to the amended 2010 10-K on Form 10-K/A.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

60.	Please address the above comments in your interim filings as well.

Response:  In response to the Staff’s comment, the Company intends to file amendments to the 10-Q, as applicable, to incorporate the necessary revisions based on the Staff’s comments to the 2010 10-K.

Note 1 - Organization and Nature of Business (continued), page 10

61.
We note your July 16, 2010 transactions in which Dalian Befut acquired 60% of the equity interests in Dalian Yuansheng for $88,235 as well as Dalian Befut’s increase in registered capital of $735,294. Please disclose your accounting for these transactions. Please clarify if Dalian Yuansheng had operations as of the date of your acquisition and expand Management’s Discussion and Analysis as necessary to discuss the impact of this transaction on the financial statements and results of operations of the Company.

Response:  Dalian Yuansheng did not have any material operations when Dalian Befut acquired its ownership interest. The transaction was accounted for as a business acquisition pursuant to ASC 805-10.  The business acquisition will not have a significant impact on the Company’s future financial statements and result of operations.  However, the Company proposes to add additional language to its Management’s Discussion and Analysis to clarify the acquisition.  The proposed additional language will read as follows:

“On July 23, 2010, Dalian Befut acquired 60% of the equity interests in Dalian Yuansheng for $88,235 (the registered capital value of such equity interests) from Mr. Chengnian Yan. Dalian Befut also increased Dalian Yuansheng’s registered capital by RMB 5 million ($735,294), thereby increasing Dalian Befut’s equity interests to 93.3%.  Dalian Yuansheng is engaged in the research and development of carbon fiber composite cable and other specialty cables.  As of the date of Dalian Befut’s acquisition, Dalian Yuansheng had no material operations.  The transaction was accounted for as a business acquisition pursuant to ASC 805-10.  The business acquisition will not have a significant impact on the Company’s future financial statements and result of operations.”

Note 13 - Loans From Unrelated Parties, page 13

62.
Please revise future filings to disclose the maturity date of loans from unrelated parties and the nature of any material financial or non-financial covenants associated with these loans. Please show us in your supplemental response what your future filing revisions will look like.

Response:  In response to the Staff’s comment, the Company will revise its future filings to disclose any material financial or non-financial covenants associated with the Company’s loans from unrelated parties.  The Company proposes to add in its future filings the following disclosure regarding loans from unrelated parties:

“These loans are based on good-faith, and are unsecured and non-interest bearing.  The term of each loan is for a period for 15 days.  There are no financial or non-financial covenants associated with these loans.”

Operating Activities, page 20

63.
Please revise future filings to discuss the underlying reasons for your significant use of $882,182 for operating cash flows for quarter ended September 30, 2010. Your currently disclosures merely reiterate the information that can be gleaned from your statement of cash flows.

Response:   In response to the Staff’s comment, the Company proposes to make the following revisions in its future filings to discuss the Company’s use of operating cash flow.

“During the quarter ended September 30, 2010, net cash used in operating activities was $882,182, an increase of $587,957 as compared to $294,225 of net cash used in operating activities during the quarter ended September 30, 2009. The variance was primarily due to the increase of accounts receivable, advance payments and trade notes payable.  The $4.7 million increase of accounts receivable for the three months ended September 30, 2010 was mainly due to our significant increase of quarterly sales from approximately $5.48 million for the three months ended September 30, 2009 to approximately $15.93 million for the three months ended September 30, 2010.  The increase of advance payments was mainly due to payments made for new facilities in connection with the construction of Phase I of the Changxing Island project.  Trade notes payable also increased significantly, which was mainly due to the increased purchases of raw materials, primarily copper rods.”

Accounts Receivable, page 21

64.
We note a significant increase in your accounts receivable balance from June 30, 2010 to September 30, 2010 as well as the fact that your days sales in receivables for the last twelve months ended September 30, 2010 were 125 days as compared to 107 days for the fiscal year ended June 30, 2010. Please revise future filings to disclose why your days sales in receivables increased and how you assessed fee adequacy of your $84,625 allowance for doubtful accounts. Please show us in your supplemental response what your future filing revisions will look like.

Response:   In response to the Staff’s comment, the Company proposes to make the requested revisions to its future filings to read as follows:

“Accounts Receivable

The balance of our accounts receivable was $14,236,184, net of allowance for doubtful accounts of $84,625, as of September 30, 2010, as compared to $9,292,310, net of allowance for doubtful accounts of $83,295, as of June 30, 2010. The days’ sales in receivables for the last twelve months ended September 30, 2010 were 125 days, compared to 107 days for the fiscal year ended June 30, 2010.  The Company’s sales strategy has shifted to large customers since the Company moved its manufacturing operations to its Changxing Island facility. As a result, the credit terms are a longer for large customers, such as China National Petroleum Corporation. As at September 30, 2010, the balance for accounts receivable with the aging of more than one year was approximately $80,000.  The Company believes the allowance for doubtful accounts was adequate.”

Exhibits 31.1 and 31.2

65.
We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note that you have omitted the language, “the registrant’s fourth fiscal quarter in the case of an annual report” in paragraph 4(d). Please file a full amendment to your Form 10-Q to include revised certifications. Please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

Response:  In response to the Staff’s comment, the Company intends to make the requested revisions to the Certifications and attach them as Exhibits 31.1 and 31.2 to the amended September 30, 2010 10-Q on Form 10-Q/A.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Exhibits 31.1 and 31.2

66.	We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note the following:

•	you should not include the title of the certifying officer in the beginning of the certification;
•	you should not omit the language, “The registrant’s other certifying officer(s) and I” in paragraphs 4 and 5;
•	you should not change “our” to “my”; and
•	you should spell out “generally accepted accounting principles” as it appears in paragraph 4(b).

Please file an amendment to your Form 10-K that contains the cover page, an explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.

Response:  In response to the Staff’s comment, the Company intends to include the requested disclosures and make the requested revisions to the Certifications and attach them as Exhibits 31.1 and 31.2 to the amended 2009 10-K on Form 10-K/A.

FORMS 10-Q FOR THE PERIODS ENDED SEPTEMBER 30, 2009.
DECEMBER 31, 2009, AND MARCH 31, 2010

Exhibits 31.1 and 31.2

67.
We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note that you have omitted the language, “the registrant’s fourth fiscal quarter in the case of an annual report” in paragraph 4(d). Please file an amendment to your Form 10-Q that contains the cover page, an explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

Response:  In response to the Staff’s comment, the Company intends to include the requested disclosures and make the requested revisions to the Certifications and attach them as Exhibits 31.1 and 31.2 to the amended March 31, 2010 10-Q, December 31, 2009 10-Q and September 30, 2009 10-Q on Forms 10-Q/A.

*           *           *

In connection with responding to the Staff’s comments, I acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any questions or further comments with respect to the 2010 10-K, 2009 10-K or a 10-Q, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer

ANNEX A

Consolidated Statements of Operations and Other Comprehensive Income

	For the Years Ended June 30,
	2010	2009

Sales	$31,258,662	$19,308,939

Cost of sales (exclusive of amortization of land use right)	22,956,708	14,101,545

Income before operating expenses	8,301,954	5,207,394

Operating expenses
Selling expenses	80,090	121,393
General and administrative expenses	3,881,655	1,257,979
Total operating expenses	3,961,745	1,379,372

Income from operations	4,340,209	3,828,022

Other income (expenses):
Government subsidy income	705,602	159,979
Interest expense, net	(287,092)	(420,618)
Other income (expenses), net	545,008	(432,569)
Total other income (expenses)	963,518	(693,208)

Income before provision for income taxes	5,303,727	3,134,814

Provision for income taxes	907,083	887,696

Net income	4,396,644	2,247,118

Less: net loss attributable to noncontrolling interest	(115,532)	(12,295)

Net income attributable to BEFUT	4,512,176	2,259,413

Other comprehensive income
Foreign currency translation adjustment	214,802	143,624

Comprehensive income	$4,611,446	$2,390,742

Less: comprehensive income attributable to noncontrolling interest	(110,640)	(10,708)

Comprehensive income attributable to BEFUT	$4,722,086	$2,401,450

Basic earnings per share	$0.15	$0.08
Diluted earnings per share	$0.15	$0.07

Weighted average number of common shares outstanding:
Basic	29,545,797	29,488,341
Diluted	30,110,241	30,431,891

ANNEX B

Consolidated Statement of Changes in Equity Reconciliation

Reconciliation at Beginning and End of Period of the Carrying Amount of Consolidated Equity, Equity Attributable to the Parent, and Equity Attributable to the Noncontrolling Interest

				Accumulated
	Total			other		Additional
	Stockholders’	Comprehensive	Retained	Comprehensive	Common	Paid-in	Statutory	Noncontrolling
	Equity	Income	Earnings	Income	Stock	Capital	Reserve	Interest

Beginning balance, July 1, 2009	$34,548,687	$-	$9,750,035	$1,956,623	29,488	$21,708,275	$729,135	$375,131

Issuance of common stock	130,000	-	-	-	228	129,772	-	-

Contribution from noncontrolling interest	777,351	-	-	-	-	-	-	777,351

Comprehensive income:
Net income	4,396,644	4,396,644	4,512,176	-	-	-	-	(115,532)
Other comprehensive income:
Foreign currency translation adjustment	214,802	214,802	-	209,910	-	-	-	4,892

Comprehensive income	4,611,446	$4,611,446	-	-	-	-	-	-

Statutory reserve	-		(452,054)	-	-	-	452,054	-

Ending balance, June 30, 2010	$40,067,484		$13,810,157	$2,166,533	$29,716	$21,838,047	$1,181,189	$1,041,842

				Accumulated
	Total			other		Additional
	Stockholders’	Comprehensive	Retained	Comprehensive	Common	Paid-in	Statutory	Noncontrolling
	Equity	Income	Earnings	Income	Stock	Capital	Reserve	Interest

Beginning balance, July 1, 2008	$15,472,924	$-	$7,566,470	$1,814,586	117,768	$4,934,974	$653,287	$385,839

Recapitalization upon reverse merger	-	-	-	-	2,091	(2,091)	-	-

Effect of reverse stock split	-	-	-	-	(90,371)	90,371	-	-

Additional paid-in capital – contribution from shareholders	16,685,021	-	-	-	-	16,685,021		-

Comprehensive income:
Net income	2,247,118	2,247,118	2,259,413	-	-	-	-	(12,295)
Other comprehensive income:
Foreign currency translation adjustment	143,624	143,624	-	142,037	-	-	-	1,587

Comprehensive income	2,390,742	$2,390,742	-	-	-	-	-	-

Statutory reserve	-		(75,848)	-	-	-	75,848	-

Ending balance, June 30, 2009	$34,548,687		$9,750,035	$1,956,623	$29,488	$21,708,275	$729,135	$375,131

ANNEX C

	For the Years Ended June 30,
	2010	2009
Cash flows from operating activities:
Net Income	$4,396,644	$2,247,118
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:
Depreciation and amortization	1,644,756	553,064
Amortization of advancement payments - research and development	880,020	-
Donated intangible assets received	-	(155,290)
Changes in current assets and current liabilities:
Restricted cash	(595,095)	(586,000)
Accounts receivable	(687,316)	(2,634,196)
Inventory	(1,177,807)	297,172
Advance payments	762,442	307,584
Advance payments for Research and Development	-	(2,956,370)
Other current assets	(249,487)	634,375
Accounts payable and accrued expenses	2,454,268	(854,391)
Trade notes payable	(1,173,360)	1,172,000
Advances from customers	158,674	17,522
Income tax payable	870,266	777,497
Other taxes payable	39,904	(9,173)
Other current liabilities	244,461	191,354
Total adjustments	3,171,726	(3,244,852)

Net cash provided by operating activities	7,568,370	(997,734)

Cash flows from investing activities:
Loans to unrelated parties	5,914,113	(6,448,170)
Advance payments for property and equipment	(583,921)	(642,672)
Due from related party	(470,816)	-
Additions to property and equipment	(18,715,772)	(142,478)
Additions to construction in progress	-	(3,395,532)
Acquisition of intangible assets	-	(83,505)
Long-term investment	2,933	-

Net cash used in investing activities	(13,853,463)	(10,712,357)

Cash flows from financing activities:
Bank loan security deposits	(292,607)	(100,353)
Proceeds of short-term bank loans	6,013,470	8,057,500
Repayment of short-term bank loans	(8,066,850)	(2,197,500)
Convertible notes payable	(500,000)	500,000
Loans from unrelated parties	120,661	249,050
Proceeds of long-term bank loans	14,667,000	-
Repayment of long-term bank loans	(5,476,658)	(316,440)
Additional paid-in capital – proceeds of issuing common stock	130,000	-
Additional paid-in capital – contribution from shareholders	-	5,301,971
Contribution from minority shareholder	777,351	-

Net cash provided by financing activities	7,372,367	11,494,228

Effect of foreign currency translation on cash	21,598	73,115

Net increase (decrease) in cash and cash equivalents	1,108,872	(142,748)

Cash and cash equivalents at beginning of year	210,301	353,049

Cash and cash equivalents at end of year	$1,319,173	$210,301

Supplemental schedule of non cash activities:
Construction in progress transferred to property and equipment	$11,246,719	$-
Construction in progress transferred to intangible assets	$5,487,937	$-
Intangible assets received in exchange for ownership	$-	$11,383,050